UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number: 0-30150

Buffalo Gold Ltd.

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(Translation of registrant's name into English)

Suite 300 – 1055 West Hastings Street, Vancouver, BC  V6E 2E9

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1.	News Release dated December 8, 2008
2.	Material Change Report dated December 8, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2008	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: President & CEO

Suite 300 – 1055 West Hastings Street Vancouver, BC, Canada V6E 2E9 T: 604.685.5492 F: 604.685.2536 www.buffalogold.ca	Trading Symbol: TSXV – BUF OTC\BB – BYBUF FWB – B4K

NEWS RELEASE

Vancouver, B.C., December 8, 2008 – Buffalo Gold Ltd. (TSX-V: BUF; OTC\BB: BYBUF; FWB: B4K) announces that the Memorandum of Understanding (M.O.U.) with China Railway Group Limited (“CREC”) for investment in the company and its projects in Papua New Guinea and Australia has terminated.

The company also announces that due to lack of funding and inability to service debts for the Furtei operation in Sardinia the assets of the company’s 90% owned subsidiary, Sardinia Gold Mines SpA, will be placed in liquidation and the company will lose its Furtei and Osilo mineral properties, processing plant and related assets. The company still holds its exploration tenements over Monte Ollesteddu.

Effective immediately Brian McEwen, Buffalo Gold’s CEO will be replaced by Damien Reynolds, the executive chairman of Buffalo.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

________________________________

Damien Reynolds,

President and CEO

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or Tollfree: 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON THE OPINIONS AND ESTIMATES OF MANAGEMENT AT THE DATE THE STATEMENTS ARE MADE, AND ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. BUFFALO UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS IF CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS SHOULD CHANGE. THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

300 – 1055 West Hastings Street

Vancouver, BC  V6E 2E9

Item 2

Date of Material Change

December 8, 2008

Item 3

News Release

A press release was issued on December 8, 2008, at Vancouver, B.C.

Item 4

Summary of Material Change

1.

The Memorandum of Understanding with China Railway Group Limited for investment in the Company and its projects in Papua New Guinea and Australia has been terminated.

2.

The assets of the Company’s 90% owned subsidiary, Sardinia Gold Mines SpA, will be placed in liquidation.

3.

Brian McEwen, Buffalo Gold’s CEO will be replaced by Damien Reynolds.

Item 5

Full Description of Material Change

The Memorandum of Understanding (M.O.U.) with China Railway Group Limited (“CREC”) for investment in the Company and its projects in Papua New Guinea and Australia has been terminated.

The Company also announces that due to lack of funding and inability to service debts for the Furtei operation in Sardinia the assets of the company’s 90% owned subsidiary, Sardinia Gold Mines SpA, will be placed in liquidation and the company will lose its Furtei and Osilo mineral properties, processing plant and related assets. The company still holds its exploration tenements over Monte Ollesteddu.

Effective immediately Brian McEwen, Buffalo Gold’s CEO will be replaced by Damien Reynolds, the executive chairman of Buffalo.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Damien Reynolds, President & CEO at (604) 685-5492

Item 9

Date of Report

December 8, 2008